PACIFIC RIM MINING CORP.
#410 – 625 Howe Street,
Vancouver, B.C. V6C 2T6
INFORMATION CIRCULAR
(Containing information as at July 29, 2004)

SOLICITATION OF PROXIES
This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the "Company") to the shareholders of the Company ("Shareholders") for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Wednesday, September 22, 2004, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees or proxy agent of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES
The individuals named in the accompanying form of Proxy are the President and the Chairman of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Trust Company of Canada, at its offices at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder's attorney authorized in writing or, where the Shareholder is a company or association, by a duly authorized officer or attorney of that company or association, and delivered to the registered office of the Company, #2300 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES
SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by properly executed proxies (if executed in favour of management nominees and properly deposited prior to the Meeting) will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES ARE SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the meeting.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS
Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the Form of Proxy and related documents together with the 2004 Annual Report containing the year end audited financial statements and management discussion and analysis (collectively the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy related materials, a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Authorized Capital:	1,000,000,000 common shares without par value
Issued and Outstanding:	80,483,994 common shares without par value

Each holder of common shares of the Company at the close of business on August 4, 2004 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a shareholder, or as a representative of one or more corporate shareholders, will have one vote (no matter how many shares he holds). On a poll, every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the meeting. As used herein, the term "shareholder" refers only to registered shareholders of the Company.

To the knowledge of the directors and senior officers of the Company, there are no shareholders known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company as at the Record Date.

ELECTION OF DIRECTORS
The Board of Directors presently consists of six (6) directors. The Board of Directors has fixed the number of directors at six (6) for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position held and	Principal Occupation and, If Not	Previous Service
Municipality of	at Present an Elected Director,	as a Director	Number
Residence (1)	Occupation During the Past Five Years (1)	of the Company	of Shares (2)

Catherine McLeod- Seltzer President and Director West Vancouver, BC	Director and officer of Pacific Rim Mining Corp. since 1997. Director of the following publicly traded companies: Miramar Mining Corporation, Silver Standard Resources, Bear Creek Mining Corporation and Stornoway Ventures Ltd.	Since April 11, 2002(3)	623,000

Thomas Shrake (5) Chief Executive Officer and Director Reno, NV	Director and officer of Pacific Rim Mining Corp. since 1997. 1993 to 1996 Vice President Exploration for Gibraltar Mines Limited.	Since April 11, 2002(3)	77,100

Anthony J. Petrina (5)(6) Director Vancouver, BC	Retired. Chairman of Pacific Rim Mining Corp. from 1997 to April 2002. Director Bear Creek Mining Corporation since April 2003. Director Miramar Mining Corp. since January 1995. Director TimberWest Forest Corp. since June 1997.	Since April 11, 2002(3)	Nil

Name, Position held and	Principal Occupation and, If Not	Previous Service
Municipality of	at Present an Elected Director,	as a Director	Number
Residence (1)	Occupation During the Past Five Years (1)	of the Company	of Shares (2)

William Myckatyn (4)(5) Chairman and Director Horsefly, BC	President, Chief Executive Officer, Chairman and Director of Dayton Mining Corporation from June 1998 to April 2002. Director of First Point Minerals Corp. since February 1999 and Director and CEO of Quadra Mining Ltd. since 2002.	Since April 11, 2002(3)	49,660

David K. Fagin (4)(6) Director Englewood, CO	Investor; Director of Dayton Mining Corporation from June 1998 to April 2002. Director, Golden Star Resources Ltd., 1992 to present and Director of Canyon Resource Corp. 2000 to present. Director of all public mutual funds of T. Rowe Price Group (a mutual fund company) 1987 to present.	Since April 11, 2002(3)	50,000

Paul B. Sweeney (6) Director Vancouver, BC	Vice President and Chief Financial Officer of Canico Resource Corp. since February 2002. CFO and Corporate Secretary of Manhatten Minerals Corp. from 1999 to May 2001. VP Finance and CFO of Sutton Resources from February 1998 to March 1999. Director of Pan American Silver since August 1999.	Since July 2003	Nil

(1)	The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)
April 11, 2002, was the effective date of the amalgamation of Dayton and PacRim; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of PacRim.

(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Environmental Committee.
(6)	Denotes member of Audit Committee.

AUDIT COMMITTEE
Under Multilateral Instrument 52-110 – Audit Committees, companies are required to provide disclosure with respect to the audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company's 20F filed as its renewal annual information form ("AIF") for the year ended April 30, 2004, under Item 6C Board Committees and Item 16A Audit Committee Financial Expert and Item 16C Principal Accountant Fees and Services. The AIF is available for review by the public on the SEDAR website located at www.sedar.com. Shareholders are encouraged to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table
For the three most recently completed financial years ended April 30, 2004, April 30, 2003, April 30, 2002 (four months) and December 31, 2001, in respect of the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and for each of the Company's three most highly compensated executive officers as at April

30, 2004 (other than the CEO and CFO), whose total salary and bonus exceeds Cdn.$150,000, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2004 (the "Named Executive Officers" or "NEO"), the annual and long-term compensation and bonus is set out below. Effective April 11, 2002 Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. (PacRim") (Dayton and PacRim collectively referred to as the "Predecessor Companies") amalgamated to form the Company. Each shareholder of Dayton received 1.76 shares of the Company for each share held and each shareholder of PacRim received one share of the Company for each share held. Outstanding stock options were converted on the same basis. The amounts include amounts paid by Predecessor Companies. Stock options granted by Dayton are shown as options of the Company converted on the basis of 1.76 for each option granted. The Company changed its financial year end from December 31 to April 30 in the 2002 year. (Note: All dollar amounts are in Canadian currency and US amounts have been converted on the basis of $1.34 Canadian for $1 US).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compensa- tion ($)	Securities under Options granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)	All Other Compensa- tion (1) (Cdn.$)
SHRAKE(2) , Thomas Chief Executive Officer and Director	2004 2003 2002 2001	$180,200 $190,000 $63,333 $190,000	Nil Nil Nil Nil	Nil Nil Nil Nil	200,000 Nil 420,000 387,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
MCLEOD- SELTZER(3), Catherine President and Director	2004 2003 2002 2001	$Nil (5) $132,383 $47,000 $141,000	Nil Nil Nil Nil	Nil Nil Nil Nil	200,000 Nil 420,000 441,000	Nil Nil Nil Nil	Nil Nil Nil Nil	$8,822 $5,884 $235 Nil
NORMAN, F.John Chief Financial Officer (4)	2004 2003 2002 2001	$130,000 $127,083 $40,000 $100,833	Nil Nil Nil Nil	Nil Nil Nil Nil	60,800 Nil 130,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	$6,475 $6,595 $3,576 $7,554

(1)	These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.
(2)	CEO and Director of PacRim since 1997.
(3)	President and Director of PacRim since 1997.
(4)	Controller of Dayton from 2000 to 2002 and Chief Financial Officer of the Company since August of 2002.
(5)
Ms. McLeod-Seltzer is a NEO except that during the last completed financial year she was on maternity leave and not paid a salary. She continued to receive benefits. Her employment contract is described below.

Options Granted in Financial Year Ended April 30, 2004
The following stock options were granted to Named Executive Officers during the most recently completed financial year:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (1)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Thomas Shrake, CEO	200,000	20%	$0.85	$0.83	Oct. 08/2008
Catherine McLeod-Seltzer	200,000	20%	$0.85	$0.83	Oct. 08/2008
F. John Norman, CFO	40,800 20,000	4% 2%	$0.43 $0.85	$0.46 $0.83	July 23/2008 Oct. 08/2008

(1)	Total includes options issued to directors and officers who are also employees.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2004, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$) (1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (1) Exercisable/ Unexercisable
Thomas Shrake, CEO	200,000	$22,000	873,666/ 133,334	$418,160/$16,000
Catherine McLeod-Seltzer	288,000	$31,680	962,866/ 133,334	$470,016/16,000
F. John Norman, CFO	Nil	Nil	229,467/40,533	$102,388/$1600

(1)
The value of exercised and unexercised in-the-money options is calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the "TSX") on the exercise or financial year end date respectively, less the exercise price.

Defined Benefit or Actuarial Plan Disclosure
The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts
Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of US$141,250 and regular benefits. The agreements provide that in the event that Mr. Shrake's employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month's salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she receives an annual salary of Cdn$159,330 plus reimbursement of general expenses not to exceed Cdn.$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer's employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month's salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of Cdn.$130,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman's employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

Composition of the Compensation Committee
The Compensation Committee of the Board of Directors of the Company was appointed after the Company's last Annual General Meeting of Shareholders on October 8, 2003, at which time it was composed of three directors, one of whom resigned in December of 2003, leaving the committee to be currently composed of two directors Messrs. William Myckatyn and David K. Fagin. None of the committee members are or were during the most recently completed financial year an executive officer or employee of the Company or any of its subsidiaries. Mr. Myckatyn is the non-executive Chair of the Company's Board of Directors and before the April 11, 2002, amalgamation was the Chief Executive Officer and an employee of Dayton.

Report on Executive Compensation
The Company's executive compensation is set by the Board of Directors and is based upon a review and recommendation of the Compensation Committee. The level of responsibility and importance of the position to the Company, as well as past performance and the stage of development of the Company determine executive compensation.

Base Salaries
Base salaries for the Company's CEO and President were reviewed by the Compensation Committee and increased in the fall of 2003 as the original salaries set in 1997 were no longer at levels competitive with the base salaries paid by companies of a comparable size and with operations at approximately the same stage of development in the mining industry. Compensation as a whole for the Named Executive Officers consists of a base salary, regular benefits and a longer-term incentive in the form of stock options. The Board of Directors approved employment agreements for the Company's executives. The compensation package for the President and Chief Executive Officer places emphasis upon the performance of the Company. While base salary is determined by reference to market conditions, stock options provide the opportunity to align the compensation of the Company's management with the Company's performance and reward executives for their long-term commitment and contribution to the Company.

Stock Options
The Company grants stock options in accordance with the policies of the TSX and the American Stock Exchange ("AMEX"). The granting of stock options by the Board is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term as well enabling the Company to attract and retain individuals with the necessary experience and ability and to reward individuals for current performance and expected future performance. The Compensation Committee reviews management's recommendations for grants and makes its recommendation to the Board for final determination. Individual option grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options that may be granted by the Company is limited by the rules and policies of the governing regulatory bodies and exchanges. Current outstanding stock options have five year terms and are exercisable at the market price of the Company's common shares on the date of grant (determined in accordance with policies of the TSX as the closing price on the day prior to the grant). All of the current options vested as to one-third at the time of grant and one-third on each of the following two anniversaries of the grant. A holder of stock options must be a director, officer or employee (including consultants) of the Company, a subsidiary or an affiliate in order to be granted and exercise stock options.

The foregoing report dated July 29, 2004, has been furnished by the Compensation Committee. The Compensation Committee members are currently William Myckatyn and David Fagin.

Performance Graphs
Effective April 11, 2002 Dayton and PacRim amalgamated to form the Company. On April 15, 2002 the Company's shares commenced trading on the TSX. The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSE 300 Index). The share price of Dayton as the predecessor company is used prior to April 2002.

The following graph assumes an initial investment of Cdn.$100 in the Company's common shares and in the Index on December 31, 1999, and that dividends, if any, were reinvested.

Five-Year Cumulative Return on $100 Investment
December 31, 1999 – April 30, 2004

Compensation of Directors
The Company's directors are compensated for services by the grant of stock options under the Stock Option Plan. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

During the most recently completed financial year ended April 30, 2004, the Company's directors were granted stock options by the Company as follows:

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant (Cdn.$/Security)	Expiration Date
David Fagin	75,000	7.5%	$0.85	$0.83	October 8/2008
William Myckatyn	75,000	7.5%	$0.85	$0.83	October 8/2008
Anthony Petrina	75,000	7.5%	$0.85	$0.83	October 8/2008
Paul Sweeney	75,000 130,000	7.5% 13%	$0.85 $0.43	$0.83 $0.46	October 8/2008 July 23/2008

(1)	Includes options granted to directors and officers who are also employees.

The following table sets forth details of all exercises of stock options, if any, during the most recently completed financial year ended April 30, 2004 by directors who are not Named Executive Officers of the Company, and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year- End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (5 persons)	1,286,600	$955,247	893,900/200,000	$353,877/$22,000

(1)	Number of common shares of the Company acquired on the exercise of stock options the value of which was calculated using the closing price of common shares of the Company on the exercise date less the exercise price.
(2)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 30, 2004 of Cdn.$0.97 less the exercise price of any in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	5,015,180	$0.60	6,172,000
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	5,015,180	-	6,172,000

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
None of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES
During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders' interests and maximizing shareholder value.

The Company is listed on the TSX and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company's annual report or information circular. The Company is also listed on AMEX and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission ("SEC"). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and AMEX, as well as changes arising from discussions between the TSX and Ontario Securities Commission, within the timeframes specified as the revisions and new requirements come into effect.

The Board
The Company's Board of Directors (the "Board") is responsible for supervising the conduct of the Company's affairs and the management of its business. The Board's mandate is to set long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company's senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company's strategy as well as to consider and approve particular matters.

The Company's Board for the coming year will be comprised of six directors. The Board will consist of four unrelated directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company's management. (See TSX guidelines 2 – 5 and responses stated below.)

Board Committees
The only committees of the Board presently consist of an Audit Committee, a Compensation Committee and an Environmental Committee. The TSX guidelines recommend that board committees be composed exclusively of outside directors (non-management directors) the majority of which are unrelated Directors. AMEX rules require all committee directors to be outside (independent) directors.

Audit Committee
The Audit Committee is currently composed of three outside directors, Messrs. Fagin, Sweeney and Petrina, none of whom are employees or officers and all of whom are unrelated. All members of the Audit Committee are financially literate. Mr. Fagin and Mr. Sweeney are both financial experts, as defined under the SEC rules and Mr. Fagin is the Chair of the Audit Committee. The Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and meets with them at least once a year. The Audit Committee meets at least on a quarterly basis.

Compensation Committee
The Compensation Committee is composed of Messrs. Myckatyn and Fagin, two outside directors the majority of which are unrelated. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Environmental Committee
The Environmental Committee is composed of Messrs. Shrake, Myckatyn and Petrina, a majority of outside directors, and has the responsibility for reviewing the Company's' environmental policy and for ensuring the Company's operations are operated in a manner consistent with the environmental policy and also for ensuring the Company's operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

Other
The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company's expense in order to assist the committee in fulfilling its responsibilities.

Shareholder Feedback and Concerns
The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company's web site.

The following sets out the TSX's 14 guidelines in italics and states the Company's current corporate governance practices, identifying any areas where the Company does not comply and if so why:
1. The board should explicitly assume responsibility for the stewardship of the corporation and specifically for a) the adoption of a strategic planning process; b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; c) succession planning, including appointing, training and monitoring senior management; d) a communications polity for the corporation; e) the integrity of the corporations internal control and management information systems.

(a)	The Board has adopted a policy to delegate to management the development of the strategic plan while acting as a resource and contributing ideas. The Board then reviews and adopts the strategic plan.

(b)
Management identifies the principal business risks of the Company including those related to gold and currency fluctuations, regulatory, environmental and safety issues and insurance coverage and implements internal control systems to monitor the principal risks and reports to the Board on a regular basis.

(c)
Due to the smaller size of the Company and cost reduction strategies the Board does not have in place programs for succession planning or training of senior management. The Board engages management personnel with related experience as required. The Company has a small management team the performance of which is reviewed periodically by the Board. Based on management appraisals the Compensation Committee periodically reviews and makes recommendations to the board concerning compensation and employee development.

(d)
The Board has appointed a disclosure committee and adopted a corporate disclosure policy to ensure the Board is kept informed of material concerns and accurate and timely communications are made by the Company to its shareholders.

(e)	Management designs and implements the Company's internal control and management information systems which are monitored by the audit committee and disclosure committee on behalf of the Board.

2. The Board should be constituted with a majority of individuals who qualify as "unrelated" directors, and the Board should disclose if the Corporation has a significant shareholder and how the Board reflects the interests of the shareholders other than the significant shareholder.
The Board has fixed the number of directors at six of whom four are unrelated. The TSX guidelines define a "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Company does not have any "significant shareholders" under this definition.

3. The Board should disclose on an annual basis whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.
The Board annually makes a self-evaluation of its composition and contribution of its members in order to increase its effectiveness. The Board is of the opinion that it is well constituted with an appropriate mix of expertise. The Board has fixed its number of directors at six with a majority of unrelated directors pursuant to

TSX guidelines. The Board conducted an analysis of its composition based on both the requirements of the TSX and AMEX. It concluded that the Company's President and Chief Executive Officer of the Company, as members of the Board are related. Mr. Myckatyn as the non-executive Chair of the Board is for the purposes of the TSX definition unrelated and under AMEX rules is considered related as less than three years has passed since he was an employee earning more than US$60,000 per annum. Messrs. Fagin, Petrina and Sweeney are considered to be unrelated under both TSX guidelines and AMEX rules as they are independent of management and free of any interest or other business relationships that may interfere with the director's ability to act in the best interests of the Company.

4. The Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis. The Company does not have a nominating committee for directors. The whole Board is responsible for selection and recruitment of new directors on an as needed basis with new appointments requiring full approval by the Board and approval by Members of the Company at the annual general meeting following board appointment. The Board members conduct a confidential self-assessment on an annual basis. The Chair reports annually to the Board on the findings of the assessment.

5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
The Board has adopted a process for each member to conduct an annual self-evaluation of the Board's performance through a questionnaire, reporting to the Chair who summarizes the results and reports to the Board for discussion.

6. The Board should provide an orientation and education program for new directors.
New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the Company. New directors are given a full briefing by the Chair of the Board and the CEO. The CEO reports at each board meeting on the Company's activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

7. The Board should examine its size and where appropriate reduce the number of directors to a number that facilitates more effective decision-making.
The Board of Directors examines its size as well as its composition annually. The Board believes it is of an appropriate size and that its members collectively provide the skills, knowledge and expertise necessary to facilitate effective decision-making.

8. The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
The Board members self-assesses annually the adequacy and form of compensation for its directors. Directors are only compensated with stock options. In its current review the Board agreed its directors are properly compensated at this time, given the stage of development of the Company's business, and no changes were recommended. The Company provides directors and officers liability insurance as part of its risk management program.

9. Board Committees should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated.
The Board's committees are described elsewhere in this Information Circular. The Board endeavours to ensure the composition of all of its committees is in compliance with the guidelines and rules of the Exchanges upon which it is listed.

10. The Board should appoint a Committee responsible for developing the Corporation's approach to governance issues and these guidelines.
The Board has appointed a disclosure committee and developed a disclosure policy for developing and monitoring the Corporation's approach to corporate governance issues, including for responding to the TSX's guidelines.

11. The Board and the CEO should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.
The Board has developed and adopted position descriptions for the Board, the CEO and President and Chair which define the limits of management's responsibilities, including the corporate objectives which the CEO is responsible for meeting.

12. The Board should have in place appropriate structures and procedures to ensure the Board can function independently of management.
The Company has a non-executive Chair of the Board to ensure that the Board of Directors can function independently of management. The Board members and the audit committee meet "in camera" (without management) after each quarterly meeting.

13. The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined to provide appropriate guidance to the Committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
The Audit Committee consists of three non-management outside directors and its roles and responsibilities are defined and stated in terms of reference approved by the Board, which are reviewed on an annual basis. The audit committee reviews annually a report by management on the Company's internal controls. The audit committee has direct communication with the Company's auditors and meets with them in-camera on at least an annual basis.

14. The Board should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of an outside advisor should be subject to the approval of an appropriate Board Committee.
The Board may from time to time appoint a special committee, composed of one or more of its directors, to conduct business on behalf of the Board and, if the Committee thinks fit, may approve the retention of outside advisors at the Company's expense to assist the Committee members in carrying out the assigned responsibilities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person of the Company, nor any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since May 1, 2003 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Staley, Okada & Partners Chartered Accountants, of 3rd Floor, 10190 – 152A Street, Surrey, BC V3R 1J7 as auditor of the Company and to authorize the audit committee of the board of directors to fix their remuneration.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON
Removal of Pre-Existing Company Provisions Under the Company Act (British Columbia) and Amendment to the Articles and Share Capital of the Company Pursuant to the Business Corporations Act (British Columbia)
On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the "New Act") and repealed the Company Act (the "Former Act"), which previously governed the Company. The New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology.

Under the New Act, every company incorporated, amalgamated or continued under the Former Act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company and the names and addresses of the directors of the company. Although this two year deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the New Act until it has completed the mandatory transition rollover. Under the New Act, the directors of the Company are permitted to approve and complete this mandatory transition rollover, and as a result, the Company filed a transition application with the Registrar of Companies effective July 26 2004.

The Company is seeking shareholder approval to remove pre-existing company provisions that apply to the Company that relate to restrictions contained in the Former Act and that are no longer required under the New Act, and of certain amendments to its Notice of Articles and to its current authorized share capital. In addition the Company is also seeking shareholder approval to the replacement of the Company's current articles with new articles (the "New Articles") which will incorporate some of the more flexible provisions of the New Act. The directors of the Company believe that amending the Company's Notice of Articles and the Company's authorized share capital by filing a Notice of Alteration and replacing the Company's articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe that the passing of the following special resolutions is in the best interests of the Company and recommend that Shareholders of the Company vote in favour of the resolutions.

I. Removal of Application of Pre-Existing Company Provisions
Under the New Act, a company remains subject to "pre-existing company provisions" contained in its corporate documents (the "Provisions") until the shareholders remove the Provisions by special resolution. The only Provision which the Company is subject to and which the Company is proposing to amend as part of its New Articles is the threshold required to pass a special resolution (or a special separate resolution). This threshold is currently ¾ of those votes cast on the resolution and the Company is proposing to change this to 2/3 of the votes cast on the resolution, as permitted by the New Act. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Accordingly, at the Meeting the Shareholders will be asked to pass a Special Resolution in the following terms:

"BE IT RESOLVED, as a special resolution that:

(a)	the Notice of Articles of the Company be altered to remove the application of the Pre-Existing Company Provisions; and

(b)
any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-Existing Company Provisions, and to do such further acts, as may be necessary to give full effect to this special resolution."

II. Replacement of Articles and Amendment to Authorized Share Capital
The New Act amends the form of articles which govern a company (which now include certain information previously contained in a company's memorandum) and also removes the limitations on a Company's authorized share capital. A discussion regarding the main differences between the Company's current articles (the "Existing Articles") and the New Articles is attached to this Information Circular as Schedule "A". Additionally, as now permitted by the New Act, the Company proposes to amend its Notice of Articles to change the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value. Management believes that having an unlimited authorized capital (as has been permitted under a number of other corporate jurisdictions for many years) will provide the Company with greater flexibility for future corporate activities.

A copy of the proposed form of New Articles is available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company's head office, Suite 410, 625 Howe Street, Vancouver, British Columbia V6C 2T6 and will be available at the Meeting. Additionally, a copy of the proposed New Articles will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the President of the Company at the address above.

Accordingly, in order to bring the Company's corporate documents in line with the New Act and to take advantage of the flexibility permitted by the New Act, at the Meeting the Shareholders will be asked to pass the following special resolution:

"BE IT RESOLVED, as a special resolution, that:

(a)
the Articles of the Company be altered by deleting and cancelling the Existing Articles and creating and adopting the New Articles as the Articles of the Company, as initialled for identification by the President on the first and last pages thereof and attached to the copy of this resolution, provided that any alteration in the New Articles that would render incomplete or incorrect any information in the Notice of Articles of the Company shall not take effect until the Notice of Articles of the Company is altered to reflect such alteration;

(b)
the authorized share capital of the Company be altered from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value as set out in 2.1 of the New Articles and the Notice of Articles of the Company be altered accordingly;

(c)
any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the required Notice of Alteration, and to do such further acts, as may be necessary to give full effect to the foregoing;

(d)
the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company."

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-689-1976 to request copies of the Company's financial statements and MD&A (which documents are also available on SEDAR), which are included in the annual report.

ANY OTHER MATTERS
Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

BOARD APPROVAL AND STATEMENT OF DIRECTORS
This Information Circular contains information as at July 29, 2004, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed on July 29, 2004.

AVAILABILITY OF DISCLOSURE DOCUMENTS
The Company will provide to any person or company, upon request to its Corporate Secretary in writing to the head office of the Company, a copy of:

(a)	the latest annual information form, together with a copy of any document, or pertinent pages of any documents, incorporated therein by reference;

(b)	the latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)
its comparative financial statements for the year ended April 30, 2003, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

The Company may charge a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Company.

SCHEDULE "A"

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers
Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, under the New Articles the Company are able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company and its shareholders.

Directors Authority to Set Auditor's Remuneration
Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions
Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was not less than three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires not less than two-thirds or not less than three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of not less than two-thirds of the votes cast on a resolution.

Resolutions Required
Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the Former Act. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is expensive for the Company, and results in time delays and costs.

As a result, management and the board of directors are proposing that the New Articles provide that a change of name of the Company require a directors' resolution only, and not require a shareholders' resolution. Other capital and share structure changes, such as a subdivision or consolidation of all or any of the share capital of the Company, will continue to require shareholder approval.

Number of Directors
Under the Existing Articles, the number of directors to be elected at annual general meetings is set by ordinary resolution of the shareholders, which must be passed at each annual general meeting prior to the election of directors. Historically, shareholders of the Company have always approved the number of directors proposed by management. As a result, the inclusion of this authority for directors to fix the number of directors to be elected simply reflects existing practice.

Share Issuances
Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer a commission or discount. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interests of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

Delivery of Documents to Shareholders
As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies
As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services.

Share Purchases
Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles do not contain a similar provision.

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Casting Vote of Chair at Shareholder Meetings
Under the Existing Articles of the Company the chair of a shareholders' meeting, in the event of an equality of votes, was prevented from having a second or casting vote. As neither the Former Act nor the New Act provide any restrictions on the chair with respect to having a second or casting vote, management of the Company believes it to be in the best interests of the Company and its shareholders to allow the chair of a meeting of shareholders, where there is a tied vote, on a show of hands and on a poll, to have a second or casting vote in addition to the vote or votes to which the chair is entitled as a shareholder and the Company has included such provision in its New Articles.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers
Under the Existing Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting
Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates
Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors
Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Directors Meetings
Under the New Act, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

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In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Company.

Indemnity Provision
Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles provide that the Company will indemnify past and present directors and officers of the Company or of any affiliate of the Company, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to indemnify past and present directors, subject to the limits and conditions of the New Act.

Authorized Share Capital
Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share capital must be contained in a company's articles. In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and that such altered authorized share capital will be reflected in its New Articles.

Holding of Annual General Meetings
Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company's New Articles reflect this provision.

Quorum of Annual General Meetings
Under both the Former Act and the New Act a quorum for an annual general meeting was 2 persons, unless otherwise provided for in a company's articles. The Company has determined in its New Articles that quorum for a meeting of shareholders will be one person present who is a shareholder or who is a duly appointed proxyholder for one or more shareholders.

Location of Annual General Meetings
Under the Former Act annual general meetings were required to be held in British Columbia, or at such other location as may be approved by the registrar upon application by a company. Under the New Act, so long as it is provided for in a company's articles, companies may hold their annual general meeting inside or outside of British Columbia. The Company's New Articles allow the Company to hold its annual general meetings in British Columbia or outside of British Columbia including, without limitation, Alberta, Ontario or Nevada.

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